Cambridge Display Technology, Inc.
c/o Cambridge Display Technology Limited
2020 Cambourne Business Park
Cambourne
Cambridge
CB3 9DW
UK
www.cdtltd.co.uk
Tel: +44 (0) 1954 713600
Fax: +44 (0) 1954 713620

May 12, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Gary R. Todd
Reviewing Accountant

Re:	Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for 2005
Forms 8-K for 2005
File No. 0-51079

Dear Mr. Todd:

This letter sets forth the responses of Cambridge Display Technology, Inc. (“CDT” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 25, 2006 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005, its Forms 10-Q for 2005 and Forms 8-K for 2005 filed with the Commission. We have listed the Company’s responses below keyed with the Staff’s comments.

Form 10-K for the fiscal year ended December 31, 2005

Consolidated Statements of Operations, page F-5

1.	Please tell us how you applied S-X Rule 3-09 in concluding that it was not necessary to provide financial statements for Litrex through the date of disposition.

We considered the requirements of S-X Rule 3-09 and performed the three tests described in S-X Rule 1-02(w), substituting 20% for 10% in accordance with S-X Rule 3-09. The results of those tests are set out in the table below:

	2005	2004	2003
	in thousands
(1) Investments in and advances to Litrex	0	2,574	10,180
Total assets of CDT	122,713	129,153	113,870
Investments and advances as % of Total assets	0.0%	2.0%	8.9%
(2) CDT’s proportionate share of total assets of Litrex	0	9,624	8,606
Share of assets as % of Total assets	0.0%	7.5%	7.6%
(3) CDT’s Equity in loss of Litrex	(2,985)	(2,461)	(1,284)
CDT’s Net loss before tax	(15,648)	(24,200)	(23,709)
Equity in loss as % of Net loss	19.1%	10.2%	5.4%

Since no test resulted in a percentage of 20% or more, we concluded that the provision of the financial statements of Litrex was not required.

Note 5, Investments, page F-19

Other Investments, page F-20

2.	Tell us how you applied the guidance from EITF 02-14 in concluding that the investment in Add-Vision is not in-substance common stock.

The capital structure of Add-Vision at December 31, 2005 is set out in the table below:

	Number of Shares in Issue		Voting Rights
Stock Owned by CDT
Series B Preferred	2,151,317	30%	1,075,659	18%
Series C Preferred	814,427	11%	814,427	13%
Total CDT	2,965,744	42%	1,890,086	31%
Stock Owned by Other Investors
Common	880,153	12%	880,153	15%
Class A Common	44,593	1%	44,593	1%
Series A Preferred	1,999,059	28%	1,999,059	33%
Series C Preferred	1,221,641	17%	1,221,641	20%
Total Other Investors	4,145,446	58%	4,145,446	69%
Total All Investors	7,111,190	100%	6,035,532	100%

The preferred stock has voting rights and is convertible to common stock on a one-for-one basis. The Series B preferred stock has voting rights which are restricted to 50% of the number of shares held.

EITF 02-14 states that “an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting only when it has an investment(s) in common stock and/or an investment that is in-substance common stock”. We therefore analyzed the characteristics of our preferred stock investment in Add-Vision to determine whether or not they meet the definition of ‘in –substance’ common stock.

In accordance with paragraph 6 of EITF 02-14, we considered the following characteristics of the Company’s preferred stock investment in Add-Vision to determine whether this investment was substantially similar to an investment in that entity’s common stock and should, therefore, be accounted for as “in-substance” common stock.

1.	Subordination

The series B and series C preferred stock have substantive liquidation preferences over the common stock and, therefore, prima facie are not in-substance common stock. The liquidation preferences of the series B and C preferred stock are summarized as follows:

Series C Preferred Stock

In preference to all other shareholders these shareholders receive $1.23 multiplied by 1.5 per share plus all declared but unpaid dividends.

Series A and Series B Preferred Stock

After the holders of series C preferred stock, the holders of the series A and B preferred stock receive $1.00 and $1.39 per share respectively plus any declared and unpaid dividends, except if there are insufficient funds to pay both series, in which case the holders of the series B preferred stock shall receive ratably two times their preference as compared with the holders of the series A preferred stock.

EITF 02-14 also states that a stated liquidation preference is not substantive if the investee has little or no subordinated equity from a fair value perspective because, in the event of liquidation, the investment will participate in substantially all of the investee’s losses. This does not appear to be the case for Add-Vision since at the date of investment the series A preferred stock (which is subordinated to the series B and C preferred stock) had a significant fair value. 1,999,059 shares of series A preferred stock were issued in two transactions in each of October 2003 and January 2004 for $1.00 per share to investors other than the Company. The October 2003 transaction was a direct investment in equity and the January 2004 transaction was a mandatory conversion of notes which had been purchased in August 2003. We believe that this price per share is a good indicator of fair value at the time of the Company’s investment given that it was the price in an arm’s length transaction and given the period of time between the conclusion of the series A preferred stock investment round in October 2003 and our investment in March 2005. The price of the series C preferred shares was $1.23 per share which was paid in cash by both third party investors and the Company. The Company is the only holder of series B preferred stock which was issued as payment of a license fee to us with a value stated in the applicable contracts with Add-Vision of $1.39 per share. The series B preferred stock ranks junior to the series C preferred stock and senior to the series A preferred stock and, therefore, we estimate that the fair value of that series B preferred stock is higher than $1.00 per share and lower than $1.23 per share.

2.	Risks and rewards

This was not considered since the subordination characteristic was not met.

3.	Transfer of value

This was not considered since the subordination characteristic was not met.

We also considered whether or not a reconsideration event had occurred since the date of investment in March 2005. As provided in paragraph 8 of EITF 02-14 a reconsideration event is one of the following:

“a. The contractual terms of the investment are changed resulting in a change to any of its characteristics described above.

b. There is a significant change in the capital structure of the investee, including the investee’s receipt of additional subordinated financing.

c. The investor obtains an additional interest in an investment in which the investor has an existing interest.”

None of the above events has occurred as at December 31, 2005. The issuance of 1,221,641 shares of series C preferred stock to other investors after the Company made its investment in March 2005 was not additional subordinated financing. In addition, although Add-Vision made losses of approximately $0.8 million between March and December 2005, paragraph 9 of EITF 02-14 states that the determination of whether or not an investment is similar to common stock should not be reconsidered solely due to losses of the investee.

From the analysis above we concluded that the investment could not be accounted for under the equity method and are therefore accounting for it using the cost method.

Form 8-K Dated December 23, 2005

3.	We see that you sold common stock and warrants with registration rights. Please tell us how you considered the guidance from EITF 05-04, SFAS 133 and EITF 00-19 in concluding how to classify and account for those warrants.

On December 22, 2005, the Company raised $17.5 million gross proceeds from a private placement of 2,187,500 shares of its common stock (the “Stock”), together with 656,250 warrants to purchase additional shares of its common stock (the “Warrants”), pursuant to a Securities Purchase Agreement dated December 20, 2005 between each investor and the Company (the “Agreement”). The purchase price for the Stock and Warrants was $8.00 per share, which was at a discount to the closing market price on the date of the Agreement, and the exercise price for the Warrants is $12.00 per share.

The Company was obligated under the Agreement to file a registration statement with the Commission within 30 days of closing and to use commercially reasonable efforts to cause the Registration Statement to be declared effective within 100 days of the closing date (or 130 days if the Registration Statement was reviewed by the Commission). In the event that either the Company failed to file the Registration Statement or it was not declared effective within the required deadline, the Company would have been required under the Agreement to pay liquidated damages equal to 1% of the purchase price paid for the Stock (less a deduction for the value of the warrants) to each investor each month.

We have considered the guidance from EITF 05-04, SFAS 133 and EITF 00-19 in concluding how to classify and account for the warrants as follows:

EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock

Under the terms of the Warrants, either physical settlement or net share settlement upon the exercise of the Warrants are permissible at the option of the holders, and neither party has the ability to elect net-cash settlement. The additional conditions in paragraphs 12-32 for equity classification are also met as detailed below. Therefore the warrants have been classified as equity.

Paragraphs 12-32 of EITF 00-19:

The contract permits the company to settle in unregistered shares.

Settlement in unregistered shares is permitted.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Company has sufficient authorized and unissued shares to settle the Warrants, taking account of all other commitments that may require the issuance of stock, and there are no other commitments that may require the issuance of stock where the number of shares to be issued are not fixed or capped at a maximum.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The number of shares issuable pursuant to the Warrants is fixed.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

The obligations of the Company to file a registration statement and use commercially reasonable efforts to have it declared effective and the cash penalties for failing to do so are described above. We do not believe that this obligation and the associated liquidated damages require liability accounting for the warrants as described in more detail below.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There are no such provisions in the Agreement or in the Warrants.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There is no such requirement in the Agreement or in the Warrants.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions in the Agreement or in the Warrants.

There is no requirement in the contract to post collateral at any point or for any reason.

There is no such requirement in the Agreement or in the Warrants.

EITF 05-04, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.

We understand that no consensus has been reached on EITF 05-04 as of yet, and in fact that the FASB has on its agenda a broader item to determine if a freestanding registration rights agreement meets the definition of a derivative. As a result, we have been monitoring the developments in this standard setting process and will respond accordingly when final guidance is issued. However, we have considered whether the liquidated damages clause affects the accounting for the warrants under EITF 00-19, in particular paragraphs 25, 16 and 17 as discussed below.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

25. The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.

The failure of the Company to make filings on a timely basis pursuant to that 1934 Act could have prevented the Registration Statement from being filed and declared effective and this would have resulted in the Company being liable for liquidated damages. The bold heading that precedes paragraph 25 appears, therefore, to require liability classification of the warrants. It should be noted that any failure to make future filings required by the 1934 Act, now that the Registration Statement has been declared effective, would not result in any liability for liquidated damages.

We believe, however, that the summary heading only attempts to summarize the guidance in the subsequent paragraph. The subsequent paragraph does not directly apply to our fact pattern since the payment of liquidated damages is required in addition to the physical or net share settlement of the warrants rather than being an alternative net cash settlement. We believe that the liquidated damages provisions of the registration rights agreement do not require liability accounting for the warrants but, rather, consideration as a separate contingent liability accounted for under FAS 5. We note again that the FASB staff has not decided if a registration rights agreement is a derivative, and believe that FAS 5 is a reasonable basis for our current accounting. At the time of filing our Form 10-K, this contingency had been resolved since the registration statement was declared effective on February 1, 2006.

Further, specific to our agreements, it should also be noted that the cash penalty is calculated based on the issuance proceeds allocated to the 2,187,500 shares issued in connection with the Agreement and not based on either the value of the warrants or on any measure (number or value) of any shares that may be issued upon exercise of the warrants. This is further evidence that the penalty is not a cash settlement related to the warrants and that the conditions of EITF 00-19 for equity classification, in particular paragraph 25, are met.

We acknowledge that the EITF may reach a position contrary to ours once a consensus is reached on EITF 05-04, and have therefore also considered the appropriate accounting, if we were to assume that, in fact, the penalty is interpreted to represent a net-cash settlement alternative for the warrants, or perhaps better said, a penalty for settling in unregistered shares versus registered shares. If this is assumed to be the case then paragraphs 16 and 17 of EITF 00-19 must be considered applicable:

16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company’s control.

The requirement to pay liquidated damages would result in liability classification unless such potential payments were capped at an amount that would not exceed the discount in fair value between registered and unregistered shares. If the payments were not capped at such an amount, the settlement alternative of delivering unregistered shares would be uneconomic and would be disregarded in classifying the warrants. Under the terms of the Agreement, the damages are only payable for a period of two years from the closing date unless cured. Because the Company is obligated to maintain the effectiveness of the Registration Statement for no longer than two years after the closing date, the Company believes that the liquidated damages would not be payable for periods after that date. The maximum penalty is therefore approximately 22% of the closing sale price for the stock. Since the penalty applies only to the price attributable to the stock and not to the price attributable to warrants, we estimate that the maximum penalty expressed as a percentage of the combined purchase price is less than 20%. We believe that this does not exceed a reasonable discount in fair value between registered and unregistered shares and that liability accounting would, therefore, not be required for the warrants even under this interpretation of the provisions of EITF 00-19.

FAS 133 Accounting for Derivative Instruments and Hedging Activities

Having determined that the warrants should be classified as equity we then considered whether the instrument met the definition of a derivative instrument for the purposes of FAS 133.

“11. Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

The warrants are clearly indexed to the company’s own stock under EITF 01-6 and are classified in stockholders’ equity in accordance with EITF 00-19. Therefore the warrants received a scope exception for the purposes of FAS 133.

.

*  *  *

In connection with the above responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question regarding this letter or I can provide any further information, please do not hesitate to call me at 011 44 1954 713600. Also, please note that our former external legal counsel, Debevoise & Plimpton LLP, is no longer acting as our external counsel. Accordingly, please also copy Todd W. Eckland of Pillsbury Winthrop Shaw Pittman, as counsel to the Company.

Sincerely,

/s/ Daniel Abrams
Daniel Abrams
Chief Financial Officer

cc:	Todd W. Eckland
Fax: (212) 858-1500
Pillsbury Winthrop Shaw Pittman LLP